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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of March 2004

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS


1.   Other Events

On March 12, 2004 in Singapore, the Company issued a news release announcing its guidance for first quarter 2004 results. A copy of the news release dated March 12, 2004 is attached hereto as Exhibit 99.1.


2.   Exhibits

     99.1 News release of the Company dated March 12, 2004.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 12, 2004



                                            CHARTERED SEMICONDUCTOR
                                            MANUFACTURING LTD



                                            By: /s/ George Thomas
                                                -------------------------------
                                            Name:  George Thomas
                                            Title: Vice President and
                                                   Chief Financial Officer

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                                 EXHIBIT INDEX


99.1 News release of the Company dated March 12, 2004.